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                                                                   EXHIBIT 99.3


                                 [LOGO] HARKEN
                               Energy Corporation


                            Shares of Common Stock



                          Offered Pursuant to Rights



                        Distributed to Security Holders



             , 2003



Dear Security Holder:



   This notice is being distributed by Harken Energy Corporation (the "Company") to all holders of record of shares of its common stock, par value $0.01 per share (the "Common Stock"), and holders of record of shares of its Series G1 preferred stock and Series G2 preferred stock (collectively, the "Preferred Stock") at the close of business on January 30, 2003 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of its Common Stock. The Rights are described in the
Company's Prospectus dated       , 2003 (the "Prospectus").



   In the Rights Offering, the Company is offering an aggregate of shares of Common Stock (the "Underlying Shares"), as described in the Prospectus.



   The Rights will expire, if not exercised, at 5:00 p.m., New York City time,
on       , 2003, unless extended in the sole discretion of the Company (as it may be extended, the "Expiration Date").



   As described in the Prospectus, you will receive one Right for each share of Common Stock owned (or in the case of Preferred Stock, one Right for each share of Common Stock issuable upon conversion) of record at the close of business on the Record Date.



   Each Right allows you to subscribe for        shares of Common Stock. The
Subscription Price for the Rights is $       per Right (or $       per share of
Common Stock).



   If any shares of Common Stock offered in the Rights Offering remain unsubscribed after the Rights Offering, Lyford Investments Enterprises Ltd., a creditor of the Company, has agreed, subject to certain conditions, to purchase all shares at the Subscription Price.



   The Rights are evidenced by a non-transferable Rights certificate (the "Rights Certificate") and will cease to have any value at the close of business on the Expiration Date.



   Enclosed are copies of the following documents:



    1. Prospectus;



    2. Rights Certificate;



    3. Instructions as to Use of Harken Energy Corporation Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Harken Energy Corporation and Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9); and



    4. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.


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   Your prompt action is requested. To exercise Rights, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.



   Additional copies of the enclosed materials and assistance or information may be obtained from Morrow & Co., Inc., the Information Agent. The Information Agent's telephone number for stockholders is (800) 607-0088 and telephone number for banks and brokerage firms is (800) 654-2468.



                                          Very truly yours,



                                          HARKEN ENERGY CORPORATION



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